Exhibit 77c
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     On August 12, 2003 a Special  Meeting of  Shareholders of Boyar Value Fund,
Inc. (the "Fund") was held to approve or disapprove a new investment  management
agreement   between  the  Fund  and  Claymore  Fund   Management   Company  LLC.
Shareholders of the Fund approved the investment management agreement by a vote as follows:

For Approval                     850,040.877
Against Approval                   4,934.196
Abstain                                0.000
Votes Note Present               176,026.104